**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 25, 2008**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**LAN Airlines SA**


**File No. 1-14728 - CF#16214**

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LAN Airlines SA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 20-F filed on December 21, 2004.

Based on representations by LAN Airlines SA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2　　　　　　through December 21, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Rolaine S. Bancroft
Special Counsel